December 28, 2006

Mail Stop 4561

Mr. Roy Thomas
General Agent, Chief Executive Officer and Secretary
Texas Pacific Land Trust
1700 Pacific Avenue
Suite 1670
Dallas, TX 75201

> **Re: Texas Pacific Land Trust**
> **Form 10-K for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2006**
> **Filed 3/16/06**
> **File No. 1-00737**

Dear Mr. Thomas:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Statements of Income, page F-5

1.   We note from correspondence dated December 4, 1997 that the Trust's only significant activity is managing its land. The oil and gas royalty interests, as well as grazing lease rentals, are by-products of the Trust's only activity. In that regard, it appears that income from these activities, in addition to the interest

earned on notes receivable and sundry income do not meet the definition of revenue in paragraph 78 of CON 6. Please revise to present income from activities that do not constitute the Trust's ongoing major or central operations below operating expenses in future filings. Refer to Rule 5-03 of Regulation S-X.

2. Please advise us why you have recorded an expense for your basis in real estate sold.

Statements of Cash Flows, page F-7

3. Please advise us why the retirements of water wells, leasehold improvements, furniture and equipment generated an investing cash inflow.

4. Please tell us why the purchase of real estate is considered an operating activity. On page 8 you disclose that the purchase of this land would enhance the value of the Trust's existing holdings in the area by making them larger and more contiguous. This appears to be an investing activity. Please cite the accounting guidance that allows you to show this as an operating activity.

Notes to Financial Statements, page F-8

Note (1) Summary of Significant Accounting Policies, page F-8

 (b) Revenue Recognition and Notes Receivable, page F-8

5. Please expand upon your revenue recognition policies to disclose how you account for each material source of revenue. Refer to paragraph 12 of APB 22. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 if not readily apparent.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief